KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JULY 31, 2002


                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      $1,245,996.93
Change in Unrealized Gain/(Loss)                                  $  379,583.74
Gain/(Loss) on Other Investments                                 ($    1,146.77)
Brokerage Commission                                             ($  152,031.31)
                                                                  -------------
Total Trading Income                                              $1,472,402.59

EXPENSES
Audit Fees                                                        $        0.00
Administrative and Legal Fees                                     $   39,822.44
Management Fees                                                   $        0.00
Incentive Fees                                                    $  295,169.93
Other Expenses                                                    $        0.00
                                                                  -------------
Total Expenses                                                    $  334,992.37

INTEREST INCOME                                                   $   15,151.02

NET INCOME(LOSS) FROM THE PERIOD                                  $1,152,561.24
                                                                  =============


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month            $16,585,232.19
Addition                      $         0.00
Withdrawal                   ($   131,567.31)
Net Income/(Loss)             $ 1,152,561.24
                              --------------
Month End                     $17,606,226.12

Month End NAV Per Unit        $       104.13

Monthly Rate of Return                  6.95%
Year to Date Rate of Return             7.92%

                    To the best of our knowledge and belief,
                the information above is accurate and complete:


/s/ KENNETH A. SHEWER                         /s/ MARC S. GOODMAN
---------------------------                   ---------------------------------
Kenneth A. Shewer, Chairman                   Marc S. Goodman, President Kenmar

                       Advisory Corp., General Partner of
                              Kenmar Global Trust

================================================================================

July 2002
                                                         KENMAR
                                                         -----------------------
SUMMARY                                                  GLOBAL
                                                         -----------------------
                                                         TRUST

================================================================================

Kenmar Global Trust (KGT) ended July up 6.95%, net of fees and expenses, as profits were realized in most sectors traded. The Net Asset Value per unit of KGT was $104.13 as of July 31, 2002.
--------------------------------------------------------------------------------
Allocation of Assets to Advisors

                        July 1 2002   Aug 1 2002
                        -----------   ----------

C-View                      9%            9%

Graham                     28%           30%

Grinham                    27%           26%

Transtrend                 27%           27%

Winton                      9%            8%

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The gloom was pervasive for most of July as US stock markets fell precipitously;
for some 5-year lows were breached. While indices ultimately bounced off of those levels, it is likely the markets will continue to worry over further news of corporate scandals, uncertainty over the country's economic and financial well-being. Alan Greenspan blamed corporate greed for investor woes and called for proposals to stiffen criminal penalties for executives found to have defrauded shareholders; the Senate promptly passed such a measure. Global markets reacted similarly to the US woes; a weak Wall Street weighed down major European bourses and sentiment remained cautious. The technology-sensitive
Nikkei 225 slid following steep falls for US technology issues; it languished at five-month lows.

As equity markets continued to tumble, US treasury yields were pushed to new lows for the year. Ongoing nervousness over corporate accounting transparency and earnings kept investors in the safety of government bonds during July. Data pointing to a modest economic recovery failed to lift investor sentiment. Greenspan indicated the Fed would be accommodative on interest rates as long as necessary, but his relatively optimistic outlook on the economy dampened market speculation that the 1.75% funds rate may be lowered. European bond markets tracked the US for most of the month and Japanese Government Bonds ended the month flat.

In the currencies, the road was rocky as strong advances of Euopean currencies against the dollar stalled mid-month. In the euro, the market advanced against the dollar as the prevailing negative sentiment toward the greenback held sway even in the face of fairly lackluster euro-zone economic data. The euro climbed above parity with the dollar for the first time since February 2000 as the greenback remained under pressure amid sliding stock prices and a surprising jump in the US trade deficit. However, mid-month, the dollar recouped those losses as fears that weak equity markets worldwide may hamper a global economic recovery; foreign-exchange participants realized the US economy was not the only one threatened by falling stock prices. The Swiss franc initially strengthened but weakened after the central bank took markets by surprise and cut its key interest rate by half a percentage point. In the U.K., the British pound was a "break-away" currency; ending the period with solid gains against the US dollar. In Sweden, the krona fell to its lowest level this year against the euro. In Japan, the currency also made an early-month surge against the dollar only to fall due to selling of Japanese equities by foreigners; weak production data also weighed on the currency.

Price action in the energies was volatile; supply data showed sharp drawdowns in inventories, tensions flared between Washington and Iraq and problems were reported in Saudi Arabian and Nigerian refineries.

In the grains, broiling Midwest temperatures sent soybean and corn prices soaring; wheat also got a lift from hot weather in spring wheat-growing areas. Gold prices tumbled mid-month when US stocks stabilized and a slightly firmer dollar sparked long liquidation and short-selling in gold. Silver fell in line with gold.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,


/s/ ESTHER ECKERLING GOODMAN
----------------------------
Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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Kenmar Advisory Corp.

For further information contact     Two American Lane           Tel 203.861.1025
Kenmar Securities, Inc.             PO Box 5150                 Fax 203.552.1500
                                    Greenwich, CT 06831